Mail Stop 6010


      August 31, 2005


Mr. Greg A. LeClaire
Chief Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT  84047

	Re:	Utah Medical Products, Inc.
      Form 10-K/A for the Fiscal Year Ended December 31, 2004
      Filed July 19, 2005
      Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005
      Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 001-12575

Dear Mr. LeClaire:

      We have reviewed your filings and your response letter dated August 23, 2005 and we have the following comments. Where indicated, we think you should revise your documents in future filings in
response to these comments.    If you disagree, we will consider
your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December
31,
2004 filed on July 19, 2005

Consolidated Financial Statements, page F-1

1. We note your response to prior comment 1 from our August 10,
2005
letter. As previously discussed, we believe that due to the correction of an error in your previously issued financial statements that you should label your financial statements as restated and include a footnote describing the nature and amount of the restatement. Please refer to paragraph 37 of APB 20. As such, please confirm that you will comply with U.S. GAAP in future filings if you have another restatement due to the correction of an error.

Note 1.  Summary of Significant Accounting Policies, page F-12

2. We note your response to prior comment 6 from our August 10,
2005
letter. Please tell us the nature of the "prepay" obligation and how you evaluated all of the criteria related to revenue recognition for transactions where the customer is obligated to prepay you for products. If the customer is obligated to prepay for the products, explain why it is appropriate to recognize revenue prior to that payment. Within your discussion, tell us how you evaluated that collectibility of these sales is reasonably assured. Please also provide to us the amount of revenue recognized in fiscal 2002, 2003,
2004 and the first six months of 2005 related to your transactions with customers that are obligated to prepay for products when you bill those customers.

Note 5. Note Payable, page F-18

3. We note your response to prior comment 7 from our August 10,
2005
letter. While you should not include a non-GAAP measure within your financial statements under Item 10(e)(1(ii) of Regulation S-K, you may disclose the nature of your principal financial loan covenants in the notes to your financial statements. That is, you may disclose the terms of the EBITDA loan covenant in the notes to your financial statements, but you should not include a calculation/presentation of the amount of EBITDA as of any particular date in the notes to the financial statements.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Accounting
Branch
Chief, at (202) 551-3327.



      							Sincerely,


      Kate Tillan
								Assistant Chief Accountant


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Greg A. LeClaire
Utah Medical Products, Inc.
August 31, 2005
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